

September 7, 2010

William B. Noon
Vice President and Chief Financial Officer
eLoyalty Corporation
150 Field Drive, Suite 250
Lake Forest, Illinois 60045

>   **Re: eLoyalty Corporation**
>   **Form 10-K for the Fiscal Year Ended December 26, 2009**
>   **Filed March 10, 2010**
>
>   **Form 10-Q for the Quarterly Period Ended June 26, 2010**
>   **Filed August 5, 2010**
>
>   **File No. 000-27975**

Dear Mr. Noon:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 26, 2010

Business Outlook, page 23

1.   In your Form 10-K for 2009, we note that you anticipated an increase of 40% to 50% in your Behavioral Analytics Service subscriptions in 2010. We also note your disclosure here that you expect your managed services and consulting services revenues to grow compared to the results experienced in the first two quarters of this year. Please tell us your basis for the noted anticipation and expectations. Is the revenue expectation based on your backlog? To the extent similar expectations are included in future filings, please provide similar substantiation.

DEFINITIVE PROXY STATEMENT FILED APRIL 2, 2010

Compensation and Risk, page 15

2.   We note your disclosure on page 15 that you have determined that your compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company. Please tell us in more detail the process that you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 16

2009 Developments, page 17

3.   We note your disclosure on page 17 and elsewhere in your proxy statement that the company reduced salaries of certain named executive officers, including Mr. Conway, Mr. Noon and Ms. Carsen. Please further discuss the specific reasons for why each officer's base salary was reduced and why the reduction amount was chosen for each individual officer. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Bonuses, page 18

2009 Annual goals, page 19

4.   We note the tabular disclosure of performance measures and descriptions thereof on page 19. We also note your "comment" section of the table, which discloses the outcome of each performance measure. It appears that the "plan" amounts constitute targets that should be disclosed so that investors can understand your compensation considerations. Also, if there is a specific "expectation" associated with the sales bookings for the ICS business unit, such expectation would appear to constitute a target. Please tell us the targets assigned for each goal and confirm that you will provide similar disclosure in future filings.

Individual Annual Bonuses, page 19

5.   We note that a target bonus amount was assigned to each named executive officer. In future filings, please further describe why each target amount was determined to be an appropriate amount for each named executive officer. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

6.   We note the reference here and preceding your tabular disclosure on page 19 that you used "subjective judgment" to determine that you had achieved certain goals. Considering a number of the goals are based on "plan" figures, it is not clear how the determinations were subjective. Please clarify and elaborate on the subjective nature of your goal achievement conclusions.

2009 Summary Compensation Table, page 21

7.   Please tell us the considerations involved with the decisions to grant the stock awards to your named executive officers. As applicable, please include similar disclosure in your CD&A in future filings.

8.   We note the amount for 2009 in the "All Other Compensation" column with respect to Christopher Min. Any item reported for an officer pursuant to Item 402(c)(2)(ix) that is not a prerequisite or personal benefit and whose value exceeds $10,000 must be identified and quantified in a footnote to the column. Refer to Instruction 3 to Item 402(c)(2)(ix) of Regulation S-K. As applicable, provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3386 with any other questions.

                                                Sincerely,

                                                Duc Dang
                                                Attorney-Advisor